UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary
Dated: March 9, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 9, 2009, entitled “CNOOC Ltd.Announces Start-up of OML130”.

For Immediate Release

CNOOC Ltd. Announces Start-up of OML130

(Hong Kong, March 9, 2009) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that OML130 in Nigeria , of which the Company holds 45% interest, has commenced production from its Akpo deep water field ahead of the operator’s anticipated startup date.

Akpo, discovered in 2000, is one of the world class discoveries that have been drilled in OML130 block. The field is located 200 kilometers offshore the Nigeria and lies in water depth ranging from 1200 to 1400 meters. Its proved and probable reserves are estimated by the operator to be around 620 millions barrels of condensate.

The development facilities consist of 44 wells (22 producers, 20 water injectors and 2 gas Injectors), a floating production storage offloading facility (“FPSO”) with a designed daily processing capacity of 185,000 barrels of oil and a storage capacity of 2 million barrels, 110 kilometers subsea pipelines and other infrastructures. As to date, 22 wells have been drilled.

Akpo is expected to quickly reach its plateau rate of approximately 175,000 barrels of oil per day during summer 2009.

“Akpo is one of the leading projects with huge potential in Western Africa, and it is also one of the largest deep water projects in the world ever undertaken. I believe it will become the most important new oil field  of the year 2009. For CNOOC Ltd., the successful startup of Akpo will enhance the weight of overseas assets in the Company’s total portfolio by a substantial increase of the Company’s overseas reserves and production.” Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company, commented.

Total acts as the operator of OML 130 block. Other partners in the project include: NNPC (Nigerian National Petroleum Corporation), Petrobras of Brazil and SAPETRO (South Atlantic Petroleum Limited) of Nigeria.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 26, 2008.

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For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:                       Sharon.fung@knprhk.com